U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE

CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1. Investment Company Act File Number:			Date Examination completed:
811 -07851			March 15, 2012

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Templeton Fund Allocator Series

Franklin Templeton 2015 Retirement Target Fund
Franklin Templeton 2025 Retirement Target Fund
Franklin Templeton 2035 Retirement Target Fund
Franklin Templeton 2045 Retirement Target Fund
Franklin Templeton Conservative Allocation Fund
Franklin Templeton Corefolio Allocation Fund
Franklin Templeton Founding Funds Allocation Fund
Franklin Templeton Growth Allocation Fund
Franklin Templeton Moderate Allocation Fund
Franklin Templeton Multi-Asset Real Return Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds

and the Board of Directors of

Templeton Russia and East European Fund, Inc.
Templeton Dragon Fund, Inc.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2011.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of December 31, 2011 and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 100 security purchases and 100 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2011 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

PricewaterhouseCoopers, LLP

March 15, 2012

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of December 31, 2011, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of December 31, 2011, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date March 15, 2012

/s/MARK H. OTANI

Mark H. Otani

Chief Financial Officer and Chief Accounting Officer

Templeton Funds Board

Date March 15, 2012

/s/MATTHEW T. HINKLE

Matthew T. Hinkle

Chief Financial Officer and Chief Accounting Officer

Franklin New Jersey Funds Board

Date March 15, 2012

/s/LAURA F. FERGERSON

Laura F. Fergerson

Chief Executive Officer - Finance and Administration

Date March 15, 2012

Attachment I

Fund	Period

Franklin Templeton Limited Duration Income Trust	September 1, 2011 - December 31, 2011

Templeton Global Investment Trust:
Templeton BRIC Fund	September 1, 2011 - December 31, 2011
Templeton Emerging Markets Balanced Fund	October 3, 2011 - December 31, 2011
Templeton Emerging Markets Small Cap Fund	September 1, 2011 - December 31, 2011
Templeton Frontier Markets Fund	September 1, 2011 - December 31, 2011
Templeton Global Balanced Fund	September 1, 2011 - December 31, 2011

Templeton Russia and East European Fund, Inc.	September 1, 2011 - December 31, 2011

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	September 1, 2011 - December 31, 2011

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	September 1, 2011 - December 31, 2011
Franklin Flex Cap Growth Fund	September 1, 2011 - December 31, 2011
Franklin Focused Core Equity Fund	September 1, 2011 - December 31, 2011
Franklin Growth Opportunities Fund	September 1, 2011 - December 31, 2011
Franklin Natural Resources Fund	September 1, 2011 - December 31, 2011
Franklin Small Cap Growth Fund	September 1, 2011 - December 31, 2011
Franklin Small-Mid Cap Growth Fund	September 1, 2011 - December 31, 2011
Franklin Strategic Income Fund	September 1, 2011 - December 31, 2011

Franklin High Income Trust:
Franklin High Income Fund	September 1, 2011 - December 31, 2011

Franklin Money Fund	September 1, 2011 - December 31, 2011

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	September 1, 2011 - December 31, 2011

Institutional Fiduciary Trust:
Money Market Portfolio	September 1, 2011 - December 31, 2011

Franklin Global Trust:
Franklin International Growth Fund	September 1, 2011 - December 31, 2011
Franklin Large Cap Equity Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Emerging Market Debt Opportunities Fund	September 1, 2011 - December 31, 2011

Franklin Gold and Precious Metals Fund	September 1, 2011 - December 31, 2011

Franklin Universal Trust	September 1, 2011 - December 31, 2011

Templeton China World Fund	September 1, 2011 - December 31, 2011

Templeton Emerging Markets Fund	September 1, 2011 - December 31, 2011

Templeton Emerging Markets Income Fund	September 1, 2011 - December 31, 2011

Templeton Global Income Fund	September 1, 2011 - December 31, 2011

Templeton Income Trust:
Templeton Global Bond Fund	September 1, 2011 - December 31, 2011
Templeton Global Total Return Fund	September 1, 2011 - December 31, 2011
Templeton International Bond Fund	September 1, 2011 - December 31, 2011

Franklin Custodian Funds:
Franklin DynaTech Fund	September 1, 2011 - December 31, 2011
Franklin Growth Fund	September 1, 2011 - December 31, 2011
Franklin Income Fund	September 1, 2011 - December 31, 2011
Franklin U.S. Government Securities Fund	September 1, 2011 - December 31, 2011
Franklin Utilities Fund	September 1, 2011 - December 31, 2011

Franklin Strategic Mortgage Portfolio	September 1, 2011 - December 31, 2011

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	September 1, 2011 - December 31, 2011
Franklin Balanced Fund	September 1, 2011 - December 31, 2011
Franklin Convertible Securities Fund	September 1, 2011 - December 31, 2011
Franklin Equity Income Fund	September 1, 2011 - December 31, 2011
Franklin Floating Rate Daily Access Fund	September 1, 2011 - December 31, 2011
Franklin Limited Maturity U.S. Government Securities Fund	September 1, 2011 - December 31, 2011
Franklin Low Duration Total Return Fund	September 1, 2011 - December 31, 2011
Franklin Total Return Fund	September 1, 2011 - December 31, 2011

Franklin Templeton Global Trust:
Franklin Templeton Hard Currency	September 1, 2011 - December 31, 2011

Franklin Templeton International Trust:
Franklin India Growth Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Global Allocation Fund	September 1, 2011 - December 31, 2011

Franklin Value Investors Trust:
Franklin All Cap Value Fund	September 1, 2011 - December 31, 2011
Franklin Balance Sheet Investment Fund	September 1, 2011 - December 31, 2011
Franklin Large Cap Value Fund	September 1, 2011 - December 31, 2011
Franklin MicroCap Value Fund	September 1, 2011 - December 31, 2011
Franklin MidCap Value Fund	September 1, 2011 - December 31, 2011
Franklin Small Cap Value Fund	September 1, 2011 - December 31, 2011

Templeton Developing Markets Trust	September 1, 2011 - December 31, 2011

Franklin Templeton Fund Allocator Series:
Franklin Templeton 2015 Retirement Target Fund	September 1, 2011 - December 31, 2011
Franklin Templeton 2025 Retirement Target Fund	September 1, 2011 - December 31, 2011
Franklin Templeton 2035 Retirement Target Fund	September 1, 2011 - December 31, 2011
Franklin Templeton 2045 Retirement Target Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Conservative Allocation Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Corefolio Allocation Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Founding Funds Allocation Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Growth Allocation Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Moderate Allocation Fund	September 1, 2011 - December 31, 2011
Franklin Templeton Multi-Asset Real Return Fund	December 19, 2011 - December 31, 2011

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	September 1, 2011 - December 31, 2011
Franklin Large Cap Value Securities Fund	September 1, 2011 - December 31, 2011
Franklin Rising Dividends Securities Fund	September 1, 2011 - December 31, 2011
Franklin Small Cap Value Securities Fund	September 1, 2011 - December 31, 2011
Franklin Small-Mid Cap Growth Securities Fund	September 1, 2011 - December 31, 2011
Franklin Strategic Income Securities Fund	September 1, 2011 - December 31, 2011
Franklin Templeton VIP Founding Funds Allocation Fund	September 1, 2011 - December 31, 2011
Templeton Developing Markets Securities Fund	September 1, 2011 - December 31, 2011
Templeton Foreign Securities Fund	September 1, 2011 - December 31, 2011

Templeton Dragon Fund, Inc.	September 1, 2011 - December 31, 2011

Templeton Institutional Funds:
Foreign Equity Series	September 1, 2011 - December 31, 2011
Emerging Markets Series	September 1, 2011 - December 31, 2011